# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: i-80 Gold Corp., CIK 0001853962
CUSIP: 44955L106
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 5190 Neil Road, Suite 460, Reno, Nevada (NV), 89502
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-078739
Filed by CIK 0001847739

## Reporting persons
- Condire Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 81,739,583; sole dispositive power 0; shared dispositive power 81,739,583; aggregate amount beneficially owned 81,739,583 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants or debentures held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. As such, Condire Management may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 816,574,472 Shares outstanding as of September 30, 2025, per the Form 10Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025, and (ii) 1,639,583 Shares issuable upon the exercise of warrants or conversion of debentures held by Condire Resource and Condire Alpha, both of which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.
- Condire Management GP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 81,739,583; sole dispositive power 0; shared dispositive power 81,739,583; aggregate amount beneficially owned 81,739,583 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants or debentures held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management. As such, Condire Management GP may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 816,574,472 Shares outstanding as of September 30, 2025, per the Form 10Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025, and (ii) 1,639,583 Shares issuable upon the exercise of warrants or conversion of debentures held by Condire Resource and Condire Alpha, both of which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.
- Ryan E. Schedler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 81,739,583; sole dispositive power 0; shared dispositive power 81,739,583; aggregate amount beneficially owned 81,739,583 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants or debentures held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Ryan E. Schedler is a managing member of Condire Management GP. As such, Mr. Schedler may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 816,574,472 Shares outstanding as of September 30, 2025, per the Form 10Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025, and (ii) 1,639,583 Shares issuable upon the exercise of warrants or conversion of debentures held by Condire Resource and Condire Alpha, both of which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.
- Bradley J. Shisler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 81,739,583; sole dispositive power 0; shared dispositive power 81,739,583; aggregate amount beneficially owned 81,739,583 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants or debentures held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Bradley J. Shisler is a managing member of Condire Management GP. As such, Mr. Shisler may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 816,574,472 Shares outstanding as of September 30, 2025, per the Form 10Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025, and (ii) 1,639,583 Shares issuable upon the exercise of warrants or conversion of debentures held by Condire Resource and Condire Alpha, both of which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.

## Item 1. Issuer
Name of issuer: i-80 Gold Corp.
Address of issuer's principal executive offices: 5190 Neil Road Suite 460 Reno, NV, 89502

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Condire Management, LP ("Condire Management");

(ii) Condire Management GP Holdings, LLC ("Condire Management GP");

(iii) Ryan E. Schedler ("Mr. Schedler"); and

(iv) Bradley J. Shisler ("Mr. Shisler").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 1717 McKinney Ave., Suite 850, Dallas, Texas 75202.
Citizenship:
(i) Condire Management is a Texas limited partnership;

(ii) Condire Management GP is a Texas limited liability company;

(iii) Mr. Schedler is a citizen of the United States of America; and

(iv) Mr. Shisler is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information contained in Items 2 and 4 of this Schedule 13G is incorporated herein by reference.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Condire Management, LP: /s/ Ryan E. Schedler, Ryan E. Schedler, Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP (11/14/2025)
- Condire Management, LP: /s/ Bradley J. Shisler, Bradley J. Shisler, Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP (11/14/2025)
- Condire Management GP Holdings, LLC: /s/ Ryan E. Schedler, Ryan E. Schedler, Managing Member (11/14/2025)
- Condire Management GP Holdings, LLC: /s/ Bradley J. Shisler, Bradley J. Shisler, Managing Member (11/14/2025)
- Ryan E. Schedler: /s/ Ryan E. Schedler, Ryan E. Schedler (11/14/2025)
- Bradley J. Shisler: /s/ Bradley J. Shisler, Bradley J. Shisler (11/14/2025)